
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

November 20, 2009

Mr. Timothy R. McLevish
Chief Financial Officer
Kraft Foods Inc.
Three Lakes Drive
Northfield, IL 60093

> **Re:** **Kraft Foods Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 9, 2009**
> **File No. 001-16483**

Dear Mr. McLevish:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A Filed on November 9, 2009

Unaudited U.S. GAAP Pro Forma Financial Information, page 58

1. Please update the financial statements and your pro forma financial information to comply with Rule 3-12, Rule 3-05 and Rule 11-02 of Regulation S-X.

2. We note that in preparing the pro forma financial information to reflect your proposed acquisition of Cadbury plc (Cadbury) you translated the Cadbury financial data to U.S. dollars. We expect that you would have completed this translation in accordance with the guidance of SFAS 52. Please clarify what you mean when you refer to "company specific exchange rates" in describing your

translation process, with details sufficient to understand how your approach is consistent with this accounting literature.

Further, as Cadbury has operations worldwide, we expect that subsidiary financial information denominated in other foreign currencies that were also functional currencies would have been translated to the British pound when preparing their consolidated financial statements. Please indicate the extent to which you believe your translated Cadbury amounts would differ if you translated Cadbury's foreign subsidiary financial information directly to the U.S. dollar, rather than having that information translated first to the British pound and then to the U.S. dollar; and explain the basis for your view on this subject.

Finally, please modify your pro forma presentation to include a separate column for Cadbury's historical financial information denominated in the British pound followed by another column reflecting the translation adjustments prior to the summation column that you currently show. This presentation may benefit investors as the source of the Cadbury's pro forma information would correspond to information contained in the public documents of Cadbury.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jenifer Gallagher at (202) 551-3706 or, in her absence, me at (202) 551-3686 with any questions.

Sincerely,

Karl Hiller
Branch Chief

cc: Ms. Barbara Becker
       Gibson, Dunn & Crutcher LLP